UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-8514
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SMITH INTERNATIONAL, INC.
401(k) RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Smith International, Inc.
1310 Rankin Road
Houston, Texas 77073

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Smith International, Inc. 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Administrative Committee. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 29, 2009

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$304,006,841	$422,713,198

Receivables-
Company contributions	6,076,065	7,683,001
Participant contributions	485,867	606,508

Total receivables	6,561,932	8,289,509

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	310,568,773	431,002,707

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	117,130	(25,727)

NET ASSETS AVAILABLE FOR BENEFITS	$310,685,903	$430,976,980

The accompanying notes are an integral part of these financial statements.

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Income (Loss) -
Interest and dividend income	$13,525,069
Net depreciation in fair value of investments (Note 8)	(139,764,290)

Net investment loss	(126,239,221)

Contributions-
Company, net of forfeitures	17,964,386
Participant	21,630,730
Rollover	1,031,431
Transfer from other plans, net	891,935

Total contributions	41,518,482

DEDUCTIONS:
Benefits paid to participants	35,421,520
Administrative expenses	148,818

Total deductions	35,570,338

Net decrease	(120,291,077)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	430,976,980

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$310,685,903

The accompanying notes are an integral part of this financial statement.

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS
The following description of the Smith International, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information about the Plan’s provisions in effect for the plan year ended December 31, 2008. Participants should refer to the Plan document for a more complete explanation of the Plan’s provisions.
General and Eligibility
The Plan is a defined contribution plan of Smith International, Inc. (“Smith” or the “Company”). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the date the employee completes 30 days of continuous service and the date on which the employee attains the age of 18.
Administration and Trustee
The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan’s operations are monitored by an administrative committee (the “Administrative Committee”) which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company (“Vanguard Trust” or the “Trustee”) is the trustee of all investments held by the Plan.
Contributions
The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the “Code”). Employees who are eligible to participate in the Plan and who do not affirmatively elect to 1) not make elective contributions or 2) defer another designated percentage as an elective contribution, will be deemed to have made an automatic elective contribution of three percent of base compensation. The Company makes basic, retirement and, in certain cases, discretionary matching contributions to each participant’s account under the Plan. Eligible participants receive a basic match on contributions to the Plan of up to 1 1/2 percent of qualified compensation and a retirement contribution ranging from two percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing matching contributions based upon financial performance to participants who are employed by the Company on December 31.
Vesting
Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.
The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith and M-I L.L.C., a majority-owned subsidiary of the Company, or Wilson Industries, L.P., a wholly-owned subsidiary of the Company. In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.

Investment Options
Participants have the option of investing their contributions and the Company’s retirement, matching and discretionary contributions among one or all of the available investments, including the Company’s common stock, 25 registered investment company funds and a common/collective trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including the Company’s common stock, at any time, subject to certain limitations.
Administrative Expenses
The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.
Plan Termination
The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.
Loans
Participants may borrow from their accounts provided that they have no more than two loans outstanding at anytime, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.
Distributions, Withdrawals and Forfeitures
A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant’s vested account balance.
In the event that a participant terminates employment with the Company, the participant’s vested balances will be distributed in accordance with the Plan’s distribution provisions including, when applicable, the participant’s distribution election. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination and may be used to reduce the Company’s contributions and pay Plan expenses. During 2008, forfeitures of $1,266,324 and $117,495 were used to reduce the Company’s contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2008 and 2007, totaled $160,081 and $49,804, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The common/collective trust, which contains fully benefit-responsive investment contracts, is stated at fair value based on the value of the underlying investments and is expressed in units and is then adjusted by the issuer to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issue or otherwise. The crediting interest rates were 4.6 percent and 4.7 percent at December 31, 2008 and 2007, respectively. The average yield for the year ended December 31, 2008 was 3.7 percent. The Smith common stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.
Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sales are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.
Participant Account Valuation
The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant’s account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant’s account balance in each fund, after reducing the participant’s account for distributions, if any.
Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for benefits and is allocated to participants’ accounts based upon each participant’s proportionate share of assets in each investment fund.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). The fair value hierarchy established by SFAS 157 divides fair value measurement into three broad levels: Level 1 is comprised of active-market quoted prices for identical instruments; Level 2 is comprised of market-based data obtained from independent sources; and Level 3 is comprised of non-market based estimates which reflect the best judgment of the Administrative Committee. The following table sets forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Domestic Stock Funds	$77,653,495	$—	$—	$77,653,495
Balanced Funds (Stocks and Bonds)	77,514,517	—	—	77,514,517
Money Market Fund	59,426,671	—	—	59,426,671
Bond Funds	26,000,734	—	—	26,000,734
Smith International, Inc. Common Stock Fund	25,703,704	—	—	25,703,704
International Stock Funds	15,053,770	—	—	15,053,770
Participant Loans	—	—	13,694,728	13,694,728
Retirement Savings Trust	—	8,959,222	—	8,959,222

	$281,352,891	$8,959,222	$13,694,728	$304,006,841

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 Participant Loan investments for the year ended December 31, 2008:

Balance at Beginning of Year	$14,465,590
Loan Repayments	(5,477,439)
Loan Withdrawals	4,706,577

Balance at End of Year	$13,694,728

4. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on April 11, 2008, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

5. RISKS AND UNCERTAINTIES
The Plan provides for various investments in registered investment company funds, a common/collective trust and the Company’s common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. The allocation of total Plan investments by type at December 31, is as follows:

	2008	2007
Balanced Funds (Stocks and Bonds)	25.7%	23.8%
Domestic Stock Funds	25.5	29.5
Money Market Fund	19.4	13.5
Bond Funds	8.6	4.1
Smith International, Inc. Common Stock Fund	8.4	18.5
International Stock Funds	5.0	6.4
Participant Loans	4.4	3.4
Retirement Savings Trust	3.0	0.8

	100.0%	100.0%

6. RELATED-PARTY TRANSACTIONS
The Plan invests in shares of common stock of the Company. As the Company is the Plan’s administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds and a common/ collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.
7. PLAN MERGER
On August 25, 2008, Smith acquired all of the outstanding equity interests in W-H Energy Services, Inc. (“W-H”). Effective January 2, 2009, the W-H 401(k) Plan, which carried assets of $71,261,997, was merged into the Plan. In connection with the plan merger, participant accounts were transferred to the funds that the Administrative Committee determined to be of a similar nature.
8. INVESTMENTS
Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, 2008 or December 31, 2007 are as follows:

	2008	2007
Vanguard Prime Money Market Fund	$59,426,671	$57,140,941
Vanguard Wellington Fund	52,613,374	63,920,375
Vanguard PRIMECAP Fund	36,039,057	55,469,286
Smith International, Inc. Common Stock Fund	25,703,704	78,274,454
Vanguard 500 Index Portfolio Fund	22,627,940	34,522,410
Vanguard International Growth Fund	15,053,770	27,035,412
Vanguard Windsor Fund	14,597,215	27,369,916

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008
Equity Funds	$(62,235,917)
Smith International, Inc. Common Stock Fund	(49,046,746)
Balanced Funds	(28,481,627)

$(139,764,290)

9. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per financial statements, contract value	$310,685,903	$430,976,980
Add/(Deduct): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(117,130)	25,727

Net assets available for benefits per Form 5500, fair value	$310,568,773	$431,002,707

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

2008
Decrease in net assets available for benefits per financial statements	$(120,291,077)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(142,857)

Decrease in net assets available for benefits per Form 5500, fair value	$(120,433,934)

10. NONEXEMPT TRANSACTIONS
As reported on Schedule G, Part III — Schedule of Nonexempt Transactions, certain Plan contributions and loan repayments were not remitted to the trust within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting a nonexempt transaction between the Plan and the Company.

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
EIN: 95-3822631
FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment, Including
	Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Vanguard Group	Vanguard Prime Money Market Fund	**	$59,426,671
*	Vanguard Group	Vanguard Wellington Fund	**	52,613,374
*	Vanguard Group	Vanguard PRIMECAP Fund	**	36,039,057
*	Smith International, Inc.	Smith International, Inc. Common Stock Fund	**	25,703,704
*	Vanguard Group	Vanguard 500 Index Portfolio Fund	**	22,627,940
*	Vanguard Group	Vanguard International Growth Fund	**	15,053,770
*	Vanguard Group	Vanguard Windsor Fund	**	14,597,215
*	The Plan	Participant Loans (highest and lowest interest rates are 10.50% and 4.25%, respectively)	**	13,694,728
*	Vanguard Group	Vanguard Long-Term Investment Grade Fund	**	11,193,025
*	Vanguard Group	Vanguard Retirement Savings Trust	**	8,959,222
*	Vanguard Group	Vanguard Total Bond Market Index Fund	**	8,164,778
*	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	7,051,934
*	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	5,691,587
*	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	4,510,493
*	Vanguard Group	Vanguard Long-Term Treasury Fund	**	3,226,839
*	Vanguard Group	Vanguard Extended Market Index Fund	**	2,700,047
*	Vanguard Group	Vanguard Intermediate-Term Treasury Fund	**	2,669,564
*	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	2,119,857
*	Vanguard Group	Vanguard Explorer Fund	**	1,594,022
*	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	1,545,620
*	Vanguard Group	Vanguard Target Retirement 2005 Fund	**	1,301,340
*	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	951,335
*	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	880,623
*	Vanguard Group	Vanguard Short-Term Treasury Fund	**	746,528
*	Vanguard Group	Vanguard Target Retirement Income Fund	**	558,859
*	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	148,509
*	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	140,986
*	Vanguard Group	Vanguard Brokerage Option Fund	**	95,214

		Total Investments		$304,006,841

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
EIN: 95-3822631
SCHEDULE G, PART III – SCHEDULE OF NONEXEMPT TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

	Relationship to
	Plan, Employer
Identity of	or Other Party			Interest
Party Involved	in Interest	Description of Transactions	Amount	on Loan
		There were four untimely remittances of contributions and loan repayments to the Plan

Smith International, Inc.	Employer	Late Deposit of Employee Contributions	$11,907	$—
		Late Deposit of Plan Loan Repayments	2,511	161

Smith International, Inc.	Employer	Late Deposit of Employee Contributions	12,439	—
		Late Deposit of Plan Loan Repayments	2,638	133

Smith International, Inc.	Employer	Late Deposit of Employee Contributions	13,370	—
		Late Deposit of Plan Loan Repayments	2,759	66

Smith International, Inc.	Employer	Late Deposit of Employee Contributions	13,206	—
		Late Deposit of Plan Loan Repayments	2,759	28

			$61,589	$388

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
	By:	Administrative Committee for the Smith International, Inc. 401(k) Retirement Plan

	By:	/s/ Ross E. Cockburn
Ross E. Cockburn, Member

	By:	/s/ Malcolm W. Anderson
Malcolm W. Anderson, Member

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm